AEGIS CAPITAL CORP.

July 31, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen Ubell

RE:	Rosetta Genomics Ltd. (the “Company”) Registration Statement on Form F-1 (File No. 333-182329) (the “Registration Statement”)

Dear Ms. Ubell:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp., as the underwriter of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Thursday, August 2, 2012, at 5:00 p.m., EDT, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectus dated July 26, 2012 in connection with the Registration Statement was distributed approximately as follows:

Copies to institutional investors:	500
Copies to retail investors:	300
Total	800

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Eric Lord at Aegis Capital Corp. at (646) 502-2415.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Kevin McKenna
Name: Kevin McKenna
Title: Chief Compliance Officer

810 Seventh Avenue, 18th floor, New York, New York 10019 (212) 813-1010/Fax (212) 813-1047

Member NASD, SIPC